

Mail Stop 3720

March 5, 2009

Mr. Donald Paliwoda
Chief Accounting Officer
Mobilepro Corp.
6701 Democracy Boulevard
Suit 202
Bethesda, MD 20817

> **RE: Mobilepro Corp.**
> **Form 10-K for the fiscal year ended March 31, 2008**
> **Filed June 27, 2008**
>
> **Form 10-Q for the quarterly period ended September 30, 2008**
> **Filed November 14, 2008**
> **File No. 0-51010**

Dear Mr. Paliwoda:

We have reviewed your supplemental response letter dated February 27, 2009 as well as your filing and have the following comments. As noted in our comment letter dated January 22, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-Q for the quarterly period ended September 30, 2008

Note 3 – Disposition of Businesses
Sale of ISP and CLEC Businesses, page 14

1. Refer to your response to prior comment 1. We note your statement that "In your opinion, the CLEC business is being marketed for sale at a price that is reasonable in relation to its current fair value." In this regard, tell us the price range you are negotiating with the third party in regards to the sale of your CLEC business and how this price range compares to the current fair value of the CLEC business. Also, we note that your price is based on publicly traded telecom companies. Tell us the names of the publicly traded telecom companies used to determine the fair value of the CLEC business. Considering the current economic environment tell us why you believe that you meet all the criteria in paragraph 30 of SFAS 144 to continue

classifying the CLEC business as discontinued operations. For your guidance please refer to Paragraph A23 of Appendix A of SFAS 144.

2. We note your response to prior comment 2. You state that "Other than changes in the current economic environment, which affects each company differently, there have been no significant adverse changes." We believe that the changes in the current economic environment together with your inability to sell the CLEC business and the entities continuing decline in revenues are indicators that would require you to perform an impairment test between annual tests. Tell us how you concluded that these changes in events and circumstances would not "more likely than not" reduce the fair value of the CLEC business and therefore you did not need to perform an impairment test as of December 31, 2008. Refer to paragraph 28 of SFAS 142 in your response.

* * * *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Michael Henderson, Staff Accountant, at (202) 551-3364 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director